August 11, 2015	Owen J. Pinkerton 202-216-4812 opinkerton@mmmlaw.com www.mmmlaw.com

VIA

Amy W. Miller, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Parkview Capital Credit, Inc.
Registration Statement on Form 10-12(g)
File Number 000-55411

Dear Ms. Miller:

On behalf of Parkview Capital Credit, Inc. (the “Company”), please find transmitted herewith for filing the Company’s response to oral comments of the Staff of the Securities and Exchange Commission (the “Commission”) issued on July 15, 2015 with respect to the above-captioned filing. Unless otherwise stated, the headings and page numbers referenced below correspond to the headings and page numbers of Pre-Effective Amendment No. 1 to the Form 10-12G filed with the Commission on August 11, 2015 (the “Registration Statement”). We respond to the specific comments of the Staff as follows:

1.	We note that the Registration Statement includes unaudited financial statements as of and for the period ended March 31, 2015. Based on the filing date of the Registration Statement, it appears that the March 31, 2015 financial statements will be stale when the Registration Statement is scheduled to go effective. Please revise the Registration Statement to include financial statements as of and for the period ended June 30, 2015.

Response: The Company has included financial statements as of and for the period ended June 30, 2015 in Pre-Effective Amendment No. 1 to the Registration Statement.

2.	We note that on page 2 of the Registration Statement, there is disclosure indicating that Parkview Advisors, LLC (the “Advisor”) is owned by SKW Financial, LLC. However, page F-16 of the Registration Statement states that the Advisor is owned by both Gray & Company and SKW Financial, LLC. Please reconcile or explain why the disclosures appear different.

Response: The Company advises the Staff that the disclosure on page F-16 was included within the notes to the unaudited financial statements as of and for the period ended March 31, 2015. As of the date of the unaudited financial statements, the Advisor was owned by both Gray & Company and SKW Financial, LLC. However, as a result of the Commission’s Order Instituting Proceedings against Laurence O. Gray and Gray Financial Group, Inc., Gray & Company’s ownership interest in the Advisor was transferred back to the Advisor on May 28, 2015, leaving SKW Financial, LLC as the sole owner of the Advisor. The June 30, 2015 unaudited financial statements provided in response to Comment No. 1 state that the Advisor is solely owned by SKW Financial, LLC, which is consistent with the disclosure found on page 2 of the Registration Statement.

3.	Please revise the Registration Statement to include illustrative examples of the incentive fees payable to the Advisor as described on page 3.

Response: The Company has included illustrative examples of the incentive fees payable to the Advisor in Pre-Effective Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

4.	We refer to page 6 of the Registration Statement that states that the Company will seek to diversity its portfolio across various industries, geographic sectors and financial sponsors. We note, however, that the second risk factor on page 24 of the Registration Statement states that the Company’s portfolio may be concentrated in a limited number of portfolio companies and industries. Please reconcile or advise as to the apparent discrepancy.

Response: The Company respectfully submits that the disclosures referenced by the Staff are not inconsistent. The Company intends to maintain a diversified portfolio; however, there are circumstances that may arise that may result in concentration risk. For example, if the Company is not able to raise significant amounts of capital in its private offering, its portfolio may exhibit greater concentration in certain industries or geographic locations. The Company has revised its risk factor disclosure on page 28 of the Registration Statement to provide additional context in response to the Staff’s comment.

5.	Pursuant to Item 303(a)(5), please provide a tabular overview of the contractual obligations listed on page 28 of the Registration Statement similar to what is included in a “Fees and Expenses” table required by Form N-2.

Response: The Company has reviewed the requirements of Item 303(a)(5) of Regulation S-K and determined that it had no contractual obligations as of June 30, 2015. However, the Company has included disclosure under Item 1(c) of Form 10 under the sub-heading “Fees and Expenses” that provides the estimated operating expenses as a percentage of net assets during the twelve months following the effectiveness of the Registration Statement. Such disclosure is consistent with the disclosure of annual operating expenses required by Form N-2.

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6.	We note that the Company is engaged in a private offering of shares of its common stock. To the extent applicable, please update “Item 10. Recent Sales of Unregistered Securities” to include any shares sold since the filing of the Registration Statement.

Response: The Company has updated its disclosure under Item 10 in Pre-Effective Amendment No. 1 to the Registration Statement to reflect all sales of shares made as of the date hereof.

7.	We refer to the form of subscription agreement filed as Exhibit 4.1 to the Registration Statement. Section 4.5 of the form of subscription agreement indicates that the Company is relying on the exemption from registration found in Section 3(c)(7) of the Investment Company Act of 1940. This does not appear to be consistent with the disclosure found in the Registration Statement. Please revise as necessary.

Response: The Company has re-filed Exhibit 4.1 to the Registration Statement in response to the Staff’s comment. The revised form of subscription agreement revises Section 4.5 therein and attaches the Summary of Terms as requested in Comment No. 8 below.

8.	The Company’s response to comment 2(b) in its response letter dated June 22, 2015 (the “Response Letter”) appears to be truncated. Please provide a complete response, state whether there is a minimum investment amount in the private offering and file the “Summary of Terms,” which is an appendix to the form of subscription agreement.

Response: The Company advises the Staff that there is no required minimum investment amount from subscribers in connection with the terms of the private offering set forth in the form of subscription agreement.

As stated in response to Comment No. 7 above, the Company has re-filed Exhibit 4.1 to the Registration Statement. The revised form of subscription agreement revises Section 4.5 therein and attaches the Summary of Terms.

9.	The Company’s response to comment 2(c) in the Response Letter indicates that the Company intends to elect BDC status once it has deployed capital and that the Company estimates that such election may take place 1-2 months following the effectiveness of the Registration Statement. We note, however, that there is disclosure in the Registration Statement indicating that the Company estimates that it may take 3-6 months to deploy substantially all of the proceeds raised in the private offering. Please reconcile or explain the apparent discrepancy.

Response: The Company respectfully submits that the disclosures referenced by the Staff are not inconsistent. The timeframe for electing to be regulated as a BDC is not dependent on raising a certain amount of capital or deploying substantially all of the proceeds raised in the private offering. Rather, the timeframe for electing to be regulated as a BDC is dependent on the Company’s ability to deploy such amounts of capital necessary so as to have a portfolio that meets the requirements set forth in Section 55 of the Investment Company Act of 1940 (the “1940 Act”) and to have proper policies and procedures in place so as to comply with the rules and regulations under the Investment Company Act of 1940 and the Investment Advisers Act of 1940. The Company further notes that the private offering will continue after the BDC election is made. Disclosure to this effect has been added to the Registration Statement. Therefore, the two timeframes referenced by the Staff are separate estimates that do not contradict one another.

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10.	The Company’s response to comment 3 in the Response Letter states that the Company has no present intention to conduct a public offering of its shares. However, the Company’s Form N-6F, filed on March 31, 2015, as amended on June 22, 2015, states that the Company proposes to make a public offering. Please reconcile.

Response: The Company respectfully submits that it has no current intention to conduct a public offering; however, if it is able to raise significant capital, it may pursue a public offering in the future. Based on the Company’s current operations, however, it does not expect that a public offering is likely before 18-24 months from the effectiveness of the Registration Statement. In addition, the Company notes that Section 6(f) of the 1940 Act states that “Any closed-end company which (1) elects to be treated as a business development company pursuant to Section 53 of this title; or (2) would be excluded from the definition of an investment company by Section 3(c)(1) of this title, except that it presently proposes to make a public offering of its securities as a business development company …” shall be exempt from Sections 1-52 of the 1940 Act except to the extent provided for in Sections 58-64 of the 1940 Act. Since Section 6(f) includes an “or” between sub-parts (1) and (2), the Company respectfully submits that there is no requirement that it presently propose to make a public offering in order to receive the exclusions offered by Section 6(f) of the 1940 Act. The Form N-6F on the Commission’s website, however, only includes the statement under Section 6(f)(2) regarding the intention to conduct a public offering, not the statement found in Section 6(f)(1). As a result, the N-6F filed by the Company contains the language found in Section 6(f)(2). The Company believes that substantially all, if not all, other so-called “private” BDCs that have filed Form 10s with the SEC have also filed N-6F notices that contain the referenced language relating to a public offering, even though the accompanying Form 10 did not specifically reference pursuing a public offering.

11.	We acknowledge the Company’s response to comment 18 in its Response Letter. However, please advise as to whether Mr. Gray or any entities affiliated with him, including Gray & Company, may be considered to be a promoter as defined under Item 404(c)(ii) of Regulation S-K.

Response: The Company advises the Staff that it has reviewed the definition of “promoter” under Item 404(c)(ii) of Regulation S-K and submits that no other entity, other than the Advisor, may be deemed to be a promoter of the Company. With respect to Mr. Gray, we note that, as of May 28, 2015, Gray & Company’s ownership interest in the Advisor was transferred back to the Advisor, leaving SKW Financial, LLC as the sole owner of the Advisor. Therefore, neither Mr. Gray nor any entities affiliated with him, including Gray & Company, may be deemed to be a promoter of the Company, as such term is defined in Section 404(c)(ii) of Regulation S-K.

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12.	We refer to the Company’s response to comment 20 in its Response Letter, which indicated that the disclosure found in Note C – Related Party Transactions to the Company’s audited financial statements regarding the ownership of the Company’s common stock as of December 31, 2014, was incorrect. We note, however, that the disclosure in Note C as of and for the period ended December 31, 2014 has not changed. Please advise us as to why the disclosure in Note C has not been revised.

Response: The Company considered this matter and discussed with its outside legal counsel, and based on these discussions, it does not believe that the disclosure contained in Note C to the audited financial statements was material so as to require revision. The disclosure surrounding the ownership of the Company’s shares by the Advisor was revised in the notes to the unaudited financial statements for the periods of March 31, 2015 and June 30, 2015.

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Please do not hesitate to contact the undersigned at 202-216-4812 if you have any additional questions.

Sincerely Yours,

MORRIS, MANNING & MARTIN, LLP

By:	/s/ Owen J. Pinkerton
Name:	Owen J. Pinkerton

cc:       Keith W. Smith

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